Announcing for Subsidiary iChunghwa Precision Test Tech. Co., Ltd.j of Acquiring Real Estate

Date of events: 2014/03/06

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North

District, Taichung City): Land located at No. 362, Buildings located at No.216, 216-1 Sanjideng Section, Pingjhen City Taoyuan County; Addressed at 15 Gongye 3rd Road, Pingjhen City, Taoyuan County.

2.	Date of the occurrence of the event: 2014/03/06

3.	Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price: Land: 8182 square meters, equivalent to 2475.055 ping; Buildings: 19951.33 square meters, equivalent to 6035.23 ping; Total transaction price NT$ 435,000,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Team Young Advanced Ceramics Co., Ltd.; Relationship : No.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Resolution of Board meeting, with references of real estate appraisal firm.

10.	Name of the professional appraisal institution and its appraisal amount: CCIS Real Estate Joint Appraisers Firm, with valuation of NT$ 446,617,105.

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12.	Is the appraisal report price a limited price or specific price? : No

13.	Has an appraisal report not yet been obtained? : No

14.	Reason an appraisal report has not yet been obtained: N/A

15.	Broker and broker's fee: N/A

16.	Concrete purpose or use of the acquisition or disposition: For operational purpose

17.	Do the directors have any objection to the present transaction?: No

18.	Any other matters that need to be specified: None